Exhibit 99.1
STATS ChipPAC Announces Restructuring Plan
Singapore — 12/17/2008, United States — 12/17/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced a restructuring plan to better align its operations with business outlook as a result of the global semiconductor downturn.
Since the middle of 2008, the Company has taken a number of actions to reduce its operating costs. These included productivity improvements, material cost reduction and reduction in capital expenditure. The Company has also reduced labor costs through attrition and hiring freeze, mandatory shutdown and vacation, reduction in overtime, salary freeze of executives and voluntary separation.
To further align operating costs with the challenging business outlook, the Company is implementing a restructuring plan to reduce its global workforce. The current restructuring plan involves a reduction of approximately 1,600 employees, representing approximately 12% of the Company’s global workforce. The workforce reduction is expected to be completed in the first quarter of 2009. The Company expects to incur a restructuring charge to be determined in due course.
“The restructuring plan that we are announcing today is a painful but unavoidable action given the deterioration in semiconductor demand globally as a result of the global economic crisis. While our balance sheet is strong and our liquidity position is healthy, we need to resize our operations to better align with the changed business environment ahead. We are confident that with these proactive actions, we will be in a much stronger position to weather this economic downturn and meet the challenges ahead,” said Tan Lay Koon, President and Chief Executive Officer, STATS ChipPAC.
Forward-Looking Statements
Certain statements in this release are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. These forward-looking statements include the timing and extent of the restructuring plan, and the restructuring charge to be incurred in connection therewith. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the Exchange Act; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the Singapore Exchange Securities Trading Limited (SGX-ST); our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

“Temasek” that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 7, 2008. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com